                                                                      Exhibit 16



Securities and Exchange Commission
Washington, D.C.  20549


October 20, 2000


Ladies and Gentlemen:

We were previously principal accountants for Barrister Global Services Network, Inc. (formerly Barrister Information Systems Corporation) and, under the date of June 26, 2000, we reported on the financial statements of Barrister Global Services Network, Inc. as of March 31, 2000 and 1999 and for each of the years in the three-year period ended March 31, 2000. On October 11, 2000, our appointment as principal accountants was terminated. We have read Barrister Global Services Network, Inc.'s statements included under Item 4 of its Form 8-K dated October 20, 2000, and we agree with such statements, except that we are not in a position to agree or disagree with the recommendation by the Audit Committee or the approval of the Board of Directors to engage Deloitte & Touche LLP.

Very truly yours,


KPMG LLP